

August 8, 2013

Via Facsimile
Mr. John P. Wilkirson
Chief Financial Officer
Cobalt International Energy, Inc.
Cobalt Center
920 Memorial City Way, Suite 100
Houston, Texas 77024

> **Re: Cobalt International Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Definitive Proxy Statement filed March 21, 2013**
> **File No. 1-34579**

Dear Mr. Wilkirson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Business, page 3

Overview, page 3

U.S. Gulf of Mexico Segment, page 3

Exploration To Production Business Model, page 10

1.   Please explain what you mean by employing the term "maturing prospects" as the heading under which you list 11 fields or prospects thereunder. We note your similar use of this heading in your table on page 20 in reference to your West Africa segment. Also,

please explain your general use of the term "maturing," such as your disclosure on page 6 that you have been primarily focused on "maturing" and conducting exploration and appraisal operations on your leases. We note your use of describing your properties in various stages of "maturation" appears different than your use of the term "mature" as used under geologic overview on page 4 in describing "mature source rock," which appears to refer to the state of source rock with respect to its ability to generate oil or gas.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 31

Executive Compensation, page 31

Elements of Compensation, page 32

Long Term Incentive (Equity) Compensation, page 35

2.   We note your disclosure that in February 2012, the Compensation Committee and the Board made an annual grant of equity consisting of stock options and restricted stock, the aggregate grant date fair value of which are reported in the Summary Compensation Table. We further note that Mr. Bryant's equity compensation in 2012 increased by $7,149,587 as compared to 2011 and by $5,400,797 as compared to 2010. While we note that no equity awards were made in 2011 due to the change in issuing such awards from December to the first quarter, it is unclear the reason for the increase in equity compensation. Please explain the increase in equity compensation awarded to Mr. Bryant in 2012, and generally how you determine amounts of equity compensation awarded. For instance, we note that in disclosing your 2010 equity awards, you disclosed targeting restricted stock awards grant date fair value to a percentage of base salary.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Kevin Dougherty at (202) 551-3271 or in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief